SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2024

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MANAGEMENT'S PROPOSAL AND

MANUAL FOR PARTICIPATION IN GENERAL MEETINGS

211th Extraordinary General Meeting

October 17, 2024

TABLE OF CONTENTS

I.	Message from the Management	3
II.	Guidance for Participation in the Extraordinary General Meeting	4
	Participation via Ballot Paper	4
	Participation via Digital Platform	6
	Holders of ADRs	9
	Convening of the General Meeting	9
	Voting Rights	9
	Approval of the Matters on the Agenda	9
	Final guidelines	10
III.	Call Notice	11
IV.	Management's Proposal	13
V.	Annex	16

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I.	Message from the Management

Dear Shareholder:

It is with immense pleasure that I present to you this document containing the Management's Proposal and Manual for participation in General Shareholders’ Meetings of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency, equity, accountability and corporate responsibility.

The Manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the corporate agenda of the Company. This Manual seeks to encourage and enable the participation of shareholders in the Extraordinary General Meeting - EGM.

The matters to be presented for resolution of shareholders as well as the types of shares granting the right to vote on each item of the agenda are described in the Call Notice and in the Management’s Proposal for the EGM.

Copel’s 211th EGM was called for October 17, 2024, at 2:30 p.m., and will be held exclusively digitally, with the participation of its shareholders virtually, through Ten Meetings, a digital platform.

It is also important to mention that the Meeting will be attended by, among others, members of the Executive Board and of the Supervisory Board, who will be able to provide additional clarifications, if necessary, on the subjects on the agenda.

Your participation is very important, considering that issues relevant to the Company and its shareholders will be dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Marcel Martins Malczewski

Chairman of the Board of Directors

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II.	Guidance for Participation in the Extraordinary General Meeting

Copel’s shareholders may take part in the General Meeting:

(i)	via Ballot Paper, made available to shareholders on the following websites: the Company’s (ri.copel.com), B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and Brazilian Securities and Exchange Commission (CVM); or

(ii)	via Digital Platform, which may be accessed personally or by a duly appointed proxy, pursuant to CVM Resolution no. 81/2022, as described below.

Participation via Ballot Paper

In order to facilitate and encourage the participation of its shareholders, Copel will adopt the remote voting system under the terms of CVM Resolution no. 81/2022, allowing its Shareholders to send distance voting ballots through their respective custody agents, by the Bookkeeping Agent (Itaú Corretora de Valores S.A.) or directly to the Company, in accordance with the following guidelines:

Distance voting ballots have been made available on Copel’s website (ri.copel.com) and on the CVM's (gov.br/cvm) and B3's (b3.com.br) websites, in printable and manually fillable versions.

Shareholders who choose to exercise their right to vote at a distance may (i) fill out and send the voting form directly to the Company, or (ii) transmit the filling out instructions to qualified service providers, according to the guidelines below:

•	Exercise of voting rights through service providers - Remote voting system

Shareholders who choose to exercise their right to vote at a distance through service providers should transmit their voting instructions to their respective custody agents or through the bookkeeping agent, in accordance with the rules determined by the latter, which, in turn, will forward such votes to the Central Depository of B3. To this end, shareholders should contact their custody agents or the bookkeeping agent and check the procedures they have established for issuing voting instructions via ballot paper, as well as the documents and information they require to do so.

Ballots sent through custody or bookkeeping agents must comply with the deadlines and procedures established by the service providers.

•	Shareholder sending the ballot directly to the Company

The shareholder who chooses to exercise his/her voting right at a distance directly to the Company should, preferably, send a digitalized copy of the ballot and the pertinent documentation to the following e-mail address: acionistas@copel.com. Alternatively, the shareholder may send the physical copy of the ballot paper and pertinent documentation to Copel's head office at Rua José Izidoro Biazetto nº 158, Bloco A, Bairro Campo Comprido, CEP 81200-240, Curitiba - PR, Brazil, Finance and Investor Relations Department, at its Shareholders and Capital Market Regulatory Duties Division.

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For the voting form to be considered valid, it is essential that:

(i)	its fields are duly filled out;
(ii)	all of its pages are initialed; and
(iii)	at the end, the shareholder or his/her legal representative, as the case may be and according to the terms of the legislation in effect, has signed the form, and that it is accompanied by a certified copy of the following documents:
(a)	for individuals: - identity document with photo of the shareholder and/or his representative, as case may be;
(b)	for legal entities:
•	last consolidated bylaws or articles of incorporation and the corporate documents that prove the legal representation of the shareholder; and
•	identity document with a photo of the legal representative; and

(c) for investment funds:

•	last consolidated regulation of the fund;
•	bylaws or articles of incorporation of its administrator or manager, as the case may be, observed the voting policy of the fund;
•	corporate documents that prove the powers of representation; and
•	identity document with a photo of the legal representative.

The documents must be received by the Company, in full order, within seven (7) days prior to the date of the General Meeting, that is, by October 10, 2024 (including), pursuant to article 27 of CVM Resolution no. 81/2022. Ballots received by the Company after this date will not be considered.

Within 3 (three) days from the date of receipt, Copel will inform the shareholder if the documents sent are sufficient for the vote to be valid or of the need for rectification, under the terms of CVM Resolution no. 81/2022.

Exceptional situations

In addition, the Company informs that:

(i)	in case of receipt of divergent ballot papers for a same CPF or CNPJ number, received directly by the Company and by the bookkeeping agent, the ballot sent by the bookkeeping agent will prevail, pursuant CVM Resolution no. 81/2022;
(ii)	when the Custodian Agent receives divergent voting instructions for a same CPF or CNPJ, both will be disregarded, pursuant to CVM Resolution no. 81/2022;

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(iii)	once the period for receiving remote voting has expired, the shareholder will not be able to change the voting instructions, except at the General Meeting itself;
(iv)	in the event of adjournment of the meeting, the voting instructions will be considered normally, as well as in its holding on second call, provided that the adjournment is less than 30 days from the initially scheduled date, pursuant to CVM Resolution no. 81/2022.

Participation via Digital Platform

The Extraordinary General Meeting and the Annual General Meeting shall be held exclusively in digital mode, with the shareholders taking part virtually.

For participation via Ten Meetings digital platform, up to 2 days prior to the event, that is, October 15, 2024, the shareholder must necessarily acess https://assembleia.ten.com.br/887098411, fill in all the registration data and attach all the necessary documents to enable his participation and/or vote at the Assembly.

•     Natural person:

(a) valid identification with photo of the shareholder or proxy, if applicable;

(b) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions;

(c) instrument granting powers to a third party, in case the shareholder participates represented by proxy; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

•     Legal entity:

(a) valid identification with photo of the legal representative;

(b) documents proving representation, including a copy of the power of attorney, the professional qualification documents and/or the minutes of the election of the director(s) granting the power of attorney to attend or participate in the Extraordinary General Meeting;

(c) proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and

(d) indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the EGM.

•     Investment fund:

(a) valid identification document with photo of the legal representative;

(b) the fund's current regulations;

(c) the articles of association or bylaws of its manager or administrator, as the case may be, in compliance with the fund's voting policy;

(d) professional qualification documents and/or acts proving the representation of the fund's representative; and

(e) corporate documents proving the powers of representation of the person attending the meeting or granting the power of attorney.

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For participation through a proxy, the granting of representation powers must have taken place less than one (1) year before, pursuant to art. 126, § 1 of Law 6,404/1976 (Brazilian Corporate Law).

Additionally, in compliance with the provisions of art. 654, §1 and §2 of the Civil Code, the power of attorney must contain an indication of the place where it was issued, the full qualification of the grantor and the grantee, the date and the purpose of the grant, with the designation and extension of the powers granted, and the signature of the grantor.

Copel’s natural person shareholders can only be represented at the Meeting by an attorney-in-fact who is a shareholder, a Company manager, a lawyer or a financial institution, as provided for in article 126, paragraph 1 of the Brazilian Corporate Law. The legal entities that are shareholders of the Company may be represented by an attorney-in-fact appointed in accordance with their articles of association or bylaws and according to the rules of the Civil Code, without the need for such person to be a Company manager, shareholder or attorney-in-fact (Proc. CVM RJ2014/3578; j. 4.11.2014).

Copel will analyze the information and documents received and will approve the registration. The shareholder will receive an email at the registered address indicating the approval or rejection of the registration, and, in the latter case, if applicable, guidelines for the regularization of the registration. In the case of proxy/representative, he will receive an individual e-mail regarding the qualification status of each registered shareholder, and should provide, if necessary, document complementation.

The proxy that may represent more than one shareholder will only be able to vote at the meeting for the shareholders whose qualification has been confirmed by the Company.

It should be noted that the registration confirmation e-mail, as well as the reminder for the Meeting, will be sent exclusively to the e-mail address informed in the participation registration.

Under the terms of article 6, §3 of CVM Resolution no. 81/2022, the access to the Digital Platform will not be admitted by shareholders (directly or via proxies) who do not register through the link https://assembleia.ten.com.br/887098411 and/or fail to attach the necessary participation documents within the term provided herein.

Failure to receive registration

If the shareholder (or his/her proxy, as the case may be) has not received the confirmation of his/her registration, he/she should contact the Company, through the e-mail acionistas@copel.com or by telephone 0800 41 2772 within 2 (two) hours before the start time of the Meeting, so that the guidelines can be forwarded to him/her.

In the event of the need for documentary supplementation and/or additional clarifications regarding the documents sent for the purposes of registration of participation, the Company will contact the shareholder (or their respective proxy, as the case may be) to request such documentary supplementation and/or additional clarifications in a timely manner that allows the confirmation of the registration within the period referred to above.

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Login information and guidelines to access the Digital Platform

•	Login information: After the qualification is confirmed by the Company as to the verification of the regularity of the representation documents sent in the terms above, an e-mail will be forwarded to each shareholder (or their respective proxy, as the case may be) that has made the regular registration of participation, containing the information and guidelines to log into the Digital Platform.

•	Confidentiality: The information and guidelines for access to the Digital Platform, including, but not limited to, the access password, are unique and non-transferable, and the shareholder (or his/her respective proxy, as the case may be) takes full responsibility for the possession and confidentiality of the information and guidelines transmitted to him/her by Copel under the terms of this Manual.

•	Shareholders’ responsibilities: While using the Digital Platform, shareholders commit to:
(i)	use the logins and passwords registered solely and exclusively for the remote monitoring and/or voting on the Meeting,
(ii)	not transfer or disclose, in whole or in part, the logins and passwords registered to any third party, shareholder or not, being the invitation non-transferable, and
(iii)	not record or reproduce, in whole or in part, nor transfer, to any third party, shareholder or not, the content or any information transmitted by virtual means during the Meeting.

•	Technological requirements: To access the Digital Platform, the following are required:
(i)	computer or smartphones with camera and audio that can be enabled; and
(ii)	internet access connection of at least 10mb.

•	Compatible browsers: Google Chrome, Edge or Safari

•	Incompatible browsers: Mozilla Firefox is not compatible with the Digital Platform.

•	VPN and cameras: It is recommended that the shareholder disconnect any VPN or platform that may be using his camera before accessing the Digital Platform.

•	Smartphone: Although the platform is compatible with all operating systems, and can also be accessed via smartphone, it is recommended that the shareholder use a computer, to have a better view of the event, giving preference to a Wi-Fi network for a more stable connection.

•	Recording: There will be a full recording of the Meeting, as required by item II, Paragraph 1, Article 28, of CVM Resolution no. 81/2022.

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•	Attendance and signing: The duly registered shareholder who participates in the Meeting by digital means will be considered present, being able to exercise his respective voting rights, and sign the respective minutes, pursuant Resolution no. 81/2022.

•	Connectivity issues: The Company is not responsible for any operational or connectivity problems that the shareholder may face, as well as for any other issues beyond the Company's control that may make it difficult or impossible for the shareholder to participate in the General Meetings by digital means.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Convening of the General Meetings

Under the terms of article 135, caput, of the Corporation Law, for the General Meetings to be convened, on first call, it will be necessary for shareholders and/or their legal representatives holding an interest corresponding to at least two-thirds (2/3) of the Company's voting capital to be in a position to attend.

If the aforementioned percentage is not reached, a new call will be made at least eight (8) days in advance, after which the General Meeting will be held if any number of shareholders is present.

Voting Rights

Only shareholders holding ordinary shares will have the right to vote on the item on the EGM agenda. Pursuant to Article 6 of the Company's bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital.

Approval of the Matters on the Agenda

Pursuant to article 129 of the Brazilian Corporate Law, the resolutions of the General Shareholders' Meetings, subject to the exceptions provided for by law, shall be taken by absolute majority of votes, disregarding abstentions.

Since the matter to be considered at the EGM is not subject to approval by a qualified majority, pursuant to article 136 of Brazilian Corporate Law, the approval of the matter on the Meeting's agenda will depend on the absolute majority of the votes cast, disregarding abstentions.

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Final Guidelines

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Capital Market Regulatory Duties Division at (+55) 0800 41 2772 or through the e-mail address acionistas@copel.com.

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III.	Call Notice

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held exclusively in digital mode, pursuant to CVM Resolution no. 81/2022, on October 17, 2024, at 2:30 p.m., via Ten Meetings digital platform (https://assembleia.ten.com.br/887098411), to decide on the following agenda:

•	Proposal to reform and consolidate the Company's bylaws

Documents referring to the matters to be discussed at the Extraordinary General Meeting, including the Management’s Proposal and the Manual for Participation in General Shareholders’ Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com).

The General Meeting shall be carried out exclusively in digital mode, so the Company’s shareholder may take part:

(a)	through a ballot paper, whose template is available to shareholders on the following websites: the Company’s (ri.copel.com), Brasil, Bolsa, Balcão - B3 and Brazilian Securities and Exchange Commission (CVM); or
(b)	via digital platform (Ten Meetings), which shall be accessed personally or by a dully appointed proxy, according to CVM Resolution no. 81/2022.

The shareholder may participate in the Meeting having or not sent the Ballot Paper, but if he/she chooses to vote at the Meeting, any voting instructions previously sent by means of the Ballot by the shareholder will be disregarded, and the vote cast at the Meeting will prevail.

Distance voting ballots may be sent, pursuant to CVM Resolution no. 81/2022, through the Shareholders' custody agents, to the Bookkeeping Agent for the shares issued by the Company, or directly to the Company, in accordance with the guidelines in the Manual for Participation in Shareholders' Meetings.

The proof of share ownership must be made in accordance with Federal Law no. 6404/1976 - Corporation Law and Copel's Bylaws, as applicable.

To participate in the Meeting via Digital Platform, up to 2 days before the Assembly is held, that is, until October 15, 2024, the shareholder must access the Ten Meetings platform (https://assembleia.ten.com.br/887098411), fill in all the registration data and attach all the documents necessary for their qualification to participate and/or vote in the Meeting:

•	Natural Person Shareholder:
a)	valid identification document with photo of the shareholder and the proxy, if applicable;
b)	proof of ownership of shares issued by Copel, issued by the depositary financial institution or custodian; and
c)	indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

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•	Legal Entity Shareholder or Investment Fund:
a)	valid identification document with photo of the legal representative;
b)	documents proving representation, including appointment by proxy and a copy of the professional qualification documents and minutes of the election of the director(s) granting the proxy to attend or participate in the Meeting;
c)	in the case of an investment fund, copies of:
i.	regulations of the fund in effect;
ii.	professional qualification documents of its director, administrator or legal representative, as the case may be; and
iii.	corporate documents proving the powers of representation of the person attending the Meeting or granting proxy;
d)	proof of ownership of shares issued by Copel, from depositary or custodian financial institutions; and
e)	indication of an e-mail address to receive an individual invitation to access the Digital Platform and consequently participate in the Meeting.

The instructions for accessing the Digital Platform and/or sending the Distance Voting Ballots, pursuant to CVM Resolution no. 81/2022, can be found in the Management’s Proposal and Manual for Participation in Shareholders' Meetings. We inform you that under the terms of the legislation in force, the Meeting will be recorded.

Despite the possibility of participating via Digital Platform, Copel recommends shareholders to adopt the Distance Voting Ballots.

Curitiba, September 16, 2024

Marcel Martins Malczewski

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporate Law, in the newspaper Valor Econômico as from September 17, 2024, being also available on the Company’s website (ir.copel.com).

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IV.	Management’s Proposal

In order to facilitate the understanding and the attendance of the Shareholders to the Meetings called herein, below are explanations from the Company's Management about the item to be subject to resolution at the Extraordinary General Meeting, for the exercise of informed voting

Proposal to reform and consolidate the Company's bylaws

The company's management proposes full approval of the proposal to reform and consolidate Copel's bylaws. This is because, with the transformation of Copel into a corporation, it is necessary to improve the governance instruments in order to reflect the best market practices.

Accordingly, following a proposal by the Company, considered by the Sustainable Development Committee and approved by the Board of Directors at its 254th Ordinary Meeting, held on September 11, 2024, the amendments to the bylaws were consolidated as follows

(i)	To reflect, in article 5 of the Bylaws, the increase in share capital approved by the Board of Directors (238th Extraordinary Meeting of the Board of Directors, of September 06, 2023), based on a favorable opinion issued by the Supervisory Board (505th Meeting, of September 06, 2023) resulting from the public offering of shares carried out by the Company (transformation of Copel into a Corporation). The Bylaws will now indicate that Copel Holding's share capital is R$12,831,618,938.25 (twelve billion, eight hundred and thirty-one million, six hundred and eighteen thousand, nine hundred and thirty-eight reais and twenty-five cents).
(ii)	To reflect, in the Bylaws, the undoing of the Units Program, approved by the 209th Extraordinary General Meeting (held on 18.12.2023). This will result in partial exclusions in articles 5 and 30, as well as the total exclusion of articles 106 to 110.
(iii)	Modernization and improvements in governance, consisting of:
a)	Amendment to the wording of various provisions, including articles 10; 22, paragraph 2; 30, XIX; 35, sole paragraph; 36, X; 41; 42; 43, paragraphs 2 and 3; 45, paragraphs 1 to 4; 46 and 47; with the aim of inserting the name “Executive Board” (including the positions of Chairman and Vice-Chairmen, i.e. positions with voting rights).
b)	Insertion of item XV in article 17 of the Bylaws, which lists the powers of the General Meeting, replicating article 116-A of Law 6.404/1976.
c)	Insertion of a Sole Paragraph to Article 17 of the Bylaws, so that the powers of the General Meeting include the possibility of resolving on matters submitted by the Board of Directors, in order to ensure good governance and reflect best market practices.

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d)	Amendment to the main section of article 20 of the Bylaws, optimizing the composition of the Board of Directors, allowing for a variable composition, in order to ensure good governance and reflect best market practices.
e)	Insertion of paragraph 1 of article 20 of the Bylaws, ensuring greater transparency in the process of electing members of the Board of Directors.
f)	Amendment of item I of §5 of article 20 of the Bylaws, to align with the rules issued by the Security and Exchange Commission - SEC, Section 303A.01, establishing that the Board of Directors should be composed, in its majority, of independent directors.
g)	Adjustment of the wording of item II of §6 of article 20 of the Bylaws, so that the rule for rounding off the number of independent members (whose presence is mandatory for adherence to B3's Level 2 governance rules) is feasible.
h)	Adjustment of the wording of item XVII of article 30 of the Bylaws, reinforcing the competence of the Board of Directors to approve and monitor all corporate policies.
i)	Amendment to the main section of article 33 of the Bylaws, in line with best market practic, to change the composition and name of the Executive Board. In this sense (i) the Chief Executive Officer will be renamed President; (ii) the Chief Officers will be renamed Vice-Presidents and (iii) the Assistant Chief Officers will be renamed Associate Vice-Presidents.
j)	Insertion of paragraph 3 of article 33 of the Bylaws, establishing that the positions held by members of the Executive Board (including the Chairman, Vice-Chairmen and Directors) shall be full-time and exclusively dedicated.
k)	Amendment of item III of article 36 of the Bylaws, adapting the powers of the Chairman to the strategic aspects of the matter, with regard to proposing corporate strategies to the Board of Directors, and ensuring that they are implemented.
l)	Amendment of Chapter VI of the Bylaws, articles 67 to 72 (as well as other articles), making the Supervisory Board non-permanent. It should be emphasized that the installation of the Supervisory Board may be requested at any time (regardless of whether it is included in the convening instrument) by the shareholders listed in article 161, paragraphs 2 and 6 of Law 6.404/1976, combined with CVM Resolution 70/2022.
m)	Amendment of articles 53 (§§1 and 2, V), 57 (§1), 61 (§1) and 65 (§3), adjusting the name of the Committee Coordinators, formerly called Chairmen, in line with best market practices, as well as clarifying the rules related to the election of the Coordinator of the Sustainable Development Committee (Comitê de Desenvolvimento Sustentável - CDS).

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n)	Amendment of §3 of article 53 of the Bylaws, adjusting the rules regarding the dynamics of the meetings of the Statutory Audit Committee (Comitê de Auditoria Estatutário - CAE), directing the rules to the Internal Regulations of the Body.
o)	Adjustment on the numbering of the other articles, items and paragraphs, in accordance with the exclusions, additions or changes made.

In compliance with article 12 of CVM Resolution No. 81 of 2022 (“RCVM 80/2022”), Annex I contains:

(i)	the company's bylaws with the proposed changes highlighted;
(ii)	proposed amendment with a description of the current and proposed articles and the justifications for the amendment; and
(iii)	the consolidation of the company's Bylaws, incorporating the proposed changes.

All the information and documents referred to in this Proposal are available to shareholders on the Company's website (ri.copel.com) and on the website of the Brazilian Securities and Exchange Commission (www.gov.br/cvm), as well as being included in the Annexes to this Proposal.

Voting rights

In this agenda item, shareholders holding ordinary shares have the right to vote. Pursuant to Article 6 of the Company's Bylaws, no shareholder or group of shareholders, Brazilian or foreign, public or private, may exercise voting rights in excess of the percentage equivalent to 10% (ten percent) of the total number of shares into which Copel's voting capital is divided, regardless of their stake in the share capital

Approvals

This matter was analyzed by the Board of Directors at its 254th Ordinary Meeting, on September 11, 2024.

Additional information

All the information and documents referred to in this Proposal and provided for in articles 10 to 13 of CVM Resolution 81/2022 are available to shareholders on its website (ri.copel.com) and on the website of the Brazilian Securities Commission - CVM (gov.br/cvm), as well as being included in the Annexes to this Proposal.

***

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 16, 2024

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.